Exhibit 99.28

Fire & Flower Holdings Corp.

Management Discussion and Analysis

For the Fifty-Two Weeks ended February 1, 2020

Dated April 29, 2020

INTRODUCTION

The following management’s discussion and analysis (‘MD&A”) of financial condition and results of operations of Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the thirteen and fifty-two weeks ended February 1, 2020 (“Q4 2019” and “FY 2019”, respectively). The information in this MD&A is current as of April 29, 2020 and should be read in conjunction with the audited consolidated financial statements and notes thereto for the fifty-two weeks ended February 1, 2020 (The “Financial Statements”).

The consolidated financial statements referenced above have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee for all periods presented. The Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s board of directors (the “Board of Directors”). The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, Fire & Flower Inc. (“FFI” or “Old FFI”), Hifyre Inc., Open Fields Distribution (incorporated as 10926671 Canada Ltd.), and 11180703 Canada Ltd.

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars. All references to the Company contained herein include references to its subsidiaries, as applicable, in the context.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward- looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

ADDITIONAL INFORMATION

The Interim Financial Statements and Annual Financial Statements are filed on SEDAR. Additional information about the Company can also be found on www.sedar.com.

For further information regarding the Qualifying Transaction, please refer to the materials of the Company filed on SEDAR at www.sedar.com.

FISCAL YEAR END CHANGE AND ACCOUNTING PERIODS

Upon completion of the qualifying RTO (described below), the Company was deemed to have changed its year end from February 28 to the fiscal year end of FFI. The fiscal year of FFI consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31, which is February 1, 2020 and February 2, 2019, for the current and prior year period presented in this MD&A, respectively. Each quarterly interim period for the current and prior year consists of thirteen weeks.

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COMPANY OVERVIEW AND STRATEGY

Overview of the Company

The Company was incorporated as “Cinaport Acquisition Corp. II” under the Business Corporations Act (Ontario) (the “OBCA”) on December 12, 2017 to carry on business as a Capital Pool Company (“CPC”) as such term is defined in policy 2.4 of the TSX Venture Exchange (the “TSXV”) Corporate Finance Manual. The Company completed its initial public offering (the “IPO”) on June 6, 2018 and its common shares commenced trading on the TSXV under the symbol “CPQ.P”.

The Company’s principal purpose was the identification and evaluation of assets or businesses with a view to enter into a Qualifying Transaction by acquisition or participation therein subject, in certain cases, to shareholder approval and acceptance by the TSXV.

On September 12, 2018, the Company entered into a letter of intent with Old FFI, a corporation existing under the Canada Business Corporations Act (the “CBCA”) and an independent cannabis retailer, in connection with the Company’s Qualifying Transaction.

On October 17, 2018, the Company incorporated a wholly-owned subsidiary under the CBCA, “Subco”, for the sole purpose of completing the proposed Qualifying Transaction with Old FFI.

On October 31, 2018, the Company entered into an acquisition agreement (the “Acquisition Agreement”) with Old FFI and Subco. The Acquisition Agreement outlined the principal terms and conditions pursuant to which the Company and Old FFI would complete a transaction that would result in a reverse takeover of the Company by the shareholders of Old FFI (the “RTO”). The RTO would constitute the Company’s Qualifying Transaction.

The RTO was completed on February 13, 2019 by way of a three-cornered amalgamation, pursuant to which Subco amalgamated with Old FFI to form FFI, and the Company, amongst other matters: (a) continued from the OBCA to the CBCA; (b) completed the Share Consolidation; and (c) changed its name from “Cinaport Acquisition Corp. II” to “Fire & Flower Holdings Corp.”

Since February 13, 2019, the Company’s principal business is that of New FFI, which focuses on building an independent retail chain that offers cannabis products and accessories to the adult-use recreational market in provinces that permit the private sale of retail cannabis. The Company is led by experienced cannabis entrepreneurs and retail professionals, and operates as a trusted, independent link between Canada’s top Licensed Producers and the adult-use recreational cannabis market. New FFI operates licensed cannabis retail stores in Alberta, Saskatchewan, Manitoba and the Yukon, and provides brand licensing and consulting services to licensed cannabis retail stores in Ontario and, subject to receipt of all applicable permits and licences, intends to operate in British Columbia, Ontario and other provinces and territories that allow for the private sale of retail cannabis.

Effective February 13, 2019, the Common Shares resumed trading on the TSXV under the ticker symbol “FAF”.

On August 7, 2019, 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., made a strategic investment (“Strategic Investment”) into the Company. In satisfaction of one of the closing conditions of the Strategic Investment, the common shares of the Company commenced trading on the Toronto Stock Exchange (the “TSX”) on August 7, 2019 under the ticker symbol “FAF”. See the Strategic Investment section in the Q3 2019 and Recent Highlights section below for further information on this transaction.

The Company’s head office, registered office and records office is located at 150 King Street West, Suite 308, Toronto, Ontario, Canada, M5H 1J9.

Description of the Business

The Company’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™ retail platform and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Company anticipates that its proprietary Hifyre™ Digital Retail and Analytics Platform will provide it with a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

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Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws. As of the date of this MD&A, the Company, through its wholly-owned subsidiary FFI, operates forty-eight cannabis retail stores, consisting of thirty-seven cannabis retail stores in Alberta, seven cannabis retail stores in Saskatchewan, one cannabis retail store in Manitoba and one cannabis retail store in the Yukon, and through its wholly-owned subsidiaries 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), two cannabis retail stores in Ontario.

At each of its operational stores, FFI (through its displays and in-store cannabis experts known as “cannistas”) educates customers on FFI’s products. FFI has developed its own proprietary training program and resources. For example, cannistas are trained to engage with FFI customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The in-store experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

In connection with such training, FFI’s in-store education operates under two key principles: (a) “start low and go slow”; and (b) encourage responsible use. Cannistas are trained to encourage new or infrequent users to start with cannabis products with a low potency and recommend that customers take note of the experience and effects cannabis has on their body before increasing dosage or consumption.

Additionally, FFI encourages its customers to make themselves aware of the cannabinoid levels in products and encourages purchasers to start with lower levels of THC if they are unfamiliar with cannabis and how such customer will react to it. Each FFI store includes: (a) posters and literature highlighting the potential risks and concerns associated with cannabis use; and (b) printed inserts, reminding customers to “start low and go slow” and directing them to further support if required.

To ensure minors do not access and are not exposed to cannabis products, FFI follows a two-step age verification process at each of its retail stores; first upon the patron entering any FFI retail store and second at the time of purchase of any products. FFI also has age verification safeguards on its website. FFI’s operations are arranged and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to advertising, selling to minors, storage of cannabis products and limits on purchases of cannabis.

FFI’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, British Columbia, Ontario and Manitoba and the Yukon Territory, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists and FFI engages directly with Licensed Producers.

Pricing for cannabis products purchased by FFI for sale in its cannabis retail stores in Alberta, Manitoba and Yukon is set by the provincial regulator; the Branded Stores are under a similar regime with the provincial regulator in the province of Ontario.

The following table sets out FFI’s current retail operations across Canada as at the date of this MD&A:

Province	Directly Owned Licence(s)	Stores in Operation (1)	Licences Pending
Alberta	37	37	6(2)
Saskatchewan	7	7	0
Manitoba	1	1	0
Yukon	1	1	0
Ontario	2	2	8(3)
British Columbia	0	0	3(4)
Total	48	48	17

(1)	Reflects licensed stores that have commenced operations. The number of stores operating during the COVID-19 pandemic may vary as the Company continues to respond to the applicable legal requirements and guidelines from public health officials.

(2)	Reflects premises currently held in Alberta for development of licensed cannabis retail stores at various stages of development.

(3)	FFI has received its Retail Operator Licence and applied for Retail Store Authorizations for eight retail locations in Ontario which are currently being reviewed by the Alcohol and Gaming Commission of Ontario (“AGCO”).

(4)	FFI has applied for cannabis retail store licences in respect of two stores located in Vancouver, British Columbia and one store located in Kelowna, British Columbia, which are under review by the LCRB (as defined herein).

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During the fiscal year, the Company focused its expansion initially in Alberta and Saskatchewan, where regulations were relatively more progressive, and also entered into the Manitoba and Yukon market. Subsequent to the end of the fiscal year, the Company also commenced direct operations in the Ontario market by way of its acquisitions of 272 Ontario and 267 Ontario. The Company intends to prioritize expansion in the Ontario market for the upcoming fiscal year, and also intends to enter the British Columbia market once final licensing is complete, and other Canadian markets as regulations permit. The Company anticipates being able to grow both organically as well as through acquisition in the future. The Company currently anticipates that as supply and licensing conditions improve and emergency orders impacting construction are lifted, it will be able to accomplish the following milestones across all addressable markets:

Target Date	Total Number of Stores
FY 2020 Q1	48
FY 2020 Q2	52
FY 2020 Q3	72
FY 2020 Q4	78
FY 2021 Q1	88
FY 2021 Q2	98
FY 2021 Q3	108
FY 2021 Q4	118

During Q4 2019, the Company completed a comprehensive review of its retail store network. This review aligns with management’s ongoing focus on enhancing the productivity and performance of the network. Based on this review, management has determined that it will not renew its cannabis retail store licences for three retail stores in Alberta upon their expiry in Q2 2020. Under the current cannabis retail license cap restrictions in Alberta, no person or entity can hold more than 15% of all cannabis retail licenses in the province, and the currently established maximum number of stores any one entity may apply for is capped at forty-five until October 17, 2020. These closings will allow the Company to redeploy resources to locations which management believes have higher profit potential within the current regulatory framework.

Subsequent to the year end, COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The Government of Ontario initially deemed cannabis retail stores “essential workplaces” on March 23, 2020, removed cannabis retail stores from its list of “essential workplaces” on April 3, 2020 and passed a further emergency order on April 7, 2020 allowing cannabis retailers to continue operating through online, curbside pick up and home delivery services only for the duration of the government’s emergency order on business closures in relation to COVID-19. As of the date of this MD&A, no other provincial or territorial government has ordered the closure of any of the Company’s operations in response to COVID-19.

The Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in- store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and Ontario. At the initial outset of the pandemic in mid-March, the Company experienced higher than normal sales, and sales have since normalized but may still be volatile. Although the Company’s services have been deemed an essential in the provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

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Distribution Platform

The Company, through its indirectly wholly-owned subsidiary 10926671 Canada Inc. (d/b/a Open Fields Distribution) (“Open Fields”) also operates a cannabis wholesale business in Saskatchewan. Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan, and distributes such products to the Company’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s licensed retail stores as well as third- party independent retailers in Canada. Open Fields was incorporated under the Canada Business Corporations Act on August 1, 2018. It acquired a property on August 8, 2018 and completed interior renovations required to utilize the premises as a cannabis wholesale business. Open Fields received a cannabis wholesale permit from the Saskatchewan Liquor and Gaming Authority (“SLGA”) on November 22, 2018, and commenced operations selling wholesale cannabis products and accessories.

Open Fields holds a wholesale distribution licence that authorizes it to purchase finished cannabis products from federally licensed producers that are authorized by the SLGA.

Open Fields provides the Corporation with additional revenue and margin opportunities through the wholesale of regulated cannabis products and accessories in Saskatchewan as well as the fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through FFI stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers, and pricing for cannabis accessories purchased by Open Fields for re-sale through FFI stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

On July 20, 2018, the Company acquired 100% of the common shares of Hifyre Inc. (“Hifyre”), the digital technology company responsible for developing the industry-first regulated cannabis e-commerce platform for Mettrum Health Corp. (now Canopy Growth Corporation’s Spectrum Cannabis). Prior to the acquisition by the Company, Hifyre has partnered with Fortune 500 and startup companies to create strategic digital roadmaps & products that deliver revenue growth and operational efficiency. This includes more than 5 years of legal cannabis market experience, working with a number of Licensed Producers and technology partners. Hifyre’s global customer base has also included companies such as Canopy, Mattel, Janssen, Novo Nordisk, Puma, Ancestry and Metro.

Since July 2018, Hifyre has developed and deployed a proprietary, omni-channel, data-driven system to support the Company’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and the latest generation of the platform was successfully commercialized in April 2019. By capturing user behaviour data and applying predictive analytics, Hifyre is able to facilitate FFI’s delivery of an entirely personalized customer experience. This allows customers to not only find the products they want but helps retailers suggest items the customer may enjoy.

The Company expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail and create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand customer preferences and behavior and market dynamics. In September of 2019, Hifyre launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help retailers better understand the preferences of their customers.

In January of 2020, Hifyre™ entered into a Strategic License Agreement with COVA Software Solutions (“Cova”) which will allow Cova to provide the Hifyre™ Digital Retail and Analytics Platform to its customers including the Spark Perks™ program and the Spark Fastlane™ ‘click-and-collect’ service.

The Hifyre™ Digital Retail and Analytics Platform has supported the Company to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, in Saskatchewan and Ontario, curbside pickup and Spark Rapid Delivery services to residential addresses.

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FISCAL 2019 AND RECENT HIGHLIGHTS

Summary of Highlights

●	Achieved 45 operating licensed stores milestone (inclusive of the Ontario locations) on schedule demonstrating the Company’s ability to deliver on its execution plan (see Retail Platform section above)

●	Secured over $27 million in a bought deal private placement financing (see Financings section below)

●	Entered into a Strategic Investment with Alimentation Couche-Tard Inc., a multinational operator of convenience stores (see Financings section below)

●	Entered into a Strategic License Agreement with COVA Software Solutions which will allow for further commercialization of the Hifyre™ Digital Retail and Analytics platform and Spark Perks™ and Spark Fastlane™ programs in emerging domestic and international cannabis markets (see Hifyre™ Digital Retail and Analytics Platform section above)

●	Implemented a plan to close 3 locations in Alberta to deploy resources and license cap space into locations with higher profit potential within the current regulatory framework (see Retail Platform section above and Restructuring charges section below)

●	Maintained business continuity during the COVID-19 pandemic by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and Ontario

●	Subsequent to the year end, the Company issued 12,223,638 common shares for the forced the conversion of all remaining principal amount accrued and unpaid interest thereon for the LP debentures

●	Subsequent to the year end, entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million subject to conditions as further described below) in secured, non-dilutive credit facilities with ATB Financial

●	Subsequent to the year end, completed private placements led by Green Acres Capital for aggregate gross proceeds of up to $28 million. The proceeds will be used for working capital and other general corporate purposes of the Company and its subsidiaries, including repayment of existing debt that is not converted into shares prior to maturity, and continuing to build the Fire & Flower retail network through expanding into new markets as they emerge.

Financings

Bought Deal Private Placement – June 26, 2019

On June 26, 2019, the Company closed a bought deal private placement of 27,188 convertible debenture units at a price of $1,000 per unit for total gross proceeds of $27,188,000. Each unit comprises of one $1,000 principal amount unsecured convertible debenture and 278 common share purchase warrants. The convertible debentures have a maturity date of one year from the closing date of the offering, bears 8% interest per annum and the principal amount will be convertible into common shares at ay any time prior to the maturity date at a conversion price of $1.20 per share. Each warrant entitles the holder to purchase one common share of the Company for a period of 24 months following the close of the offering at an exercise price of $1.45. In connection with the private placement, the Company paid the underwriters aggregate cash consideration of $1,476,420 and 1,355,350 compensation warrants. Each compensation warrant is exercisable for one common share of the Company at a price of $1.20 per share until June 26, 2021.

Strategic Investment

On August 7, 2019, the Company issued: (i) $25,989,985 principal amount of 8.0% unsecured convertible debentures (the “Investor Debentures”); (ii) 30,634,322 series A Common Share purchase warrants (the “Series A Warrants”); (iii) 56,126,890 series B Common Share purchase warrants (the “Series B Warrants”); and (iv) 110,703,926 series C Common Share purchase warrants (the “Series C Warrants” and with the Series A Warrants and the Series B Warrants, the “Investor Warrants”) pursuant to the terms of a subscription agreement with 2707031 Ontario Inc., (the “Investor”) an indirect wholly-owned subsidiary of Alimentation Couche-Tard (the “Strategic Investment”). Pursuant to the terms of the Strategic Investment, the Investor will acquire the right, but not the obligation, to acquire that number of common shares that may result in the Investor holding 50.1% of the issued and outstanding common shares if the principal amount of Investor debentures and warrants are converted and exercised, respectively, in full.

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The Investor Debentures mature on the later of (a) June 30, 2021; and (b) three months following the date all of the Corporation’s Shares Debentures and LP Debentures have been converted, purchased by certain prescribed parties or repaid in full (collectively the “Investor Debenture Maturity Date”). In the event the Corporation (or an affiliate) operates not less than 45 licensed cannabis retail stores in Canada under the “Fire & Flower” brand, the Corporation may, upon written notice to the Investor (the “Acceleration Notice”) accelerate the Investor Debenture Maturity Date to the later of: (a) December 31, 2020; and (b) the date that is thirty (30) days following the date of the Acceleration Notice. In the event: (a) the Investor Debentures have not been converted prior to the Investor Debenture Maturity Date; (b) no event of default has occurred under the Investor Debentures; and (c) the 20-day volume weighted average trading price (“VWAP”) of the common shares on the TSX on the Investor Debenture Maturity Date is at least $1.00, then on the Investor Debenture Maturity Date, the Corporation shall have the election to convert the principal amount of Investor Debentures and accrued and unpaid interest thereon into common shares at a conversion price of 95% of the 20-day VWAP of the common shares on the Investor Debenture Maturity Date.

Each Warrant shall entitle the Investor to acquire one common share pursuant to the terms of the applicable Warrant. The Corporation will issue to the Investor such additional number of Warrants (the “Additional Warrants”) to ensure that upon full exercise of the: (a) Series A Warrants, the holder thereof will hold 19.9% of the issued and outstanding common shares on a pro forma fully-diluted basis; (b) Series B Warrants, the holder thereof will hold 33.4% of the issued and outstanding common shares on a pro forma fully-diluted basis; and (c) Series C Warrants, the holder thereof will hold 50.1% of the issued and outstanding common shares on a pro forma fully- diluted basis. The above percentages assume full conversion of the Investor Debentures. Notwithstanding the foregoing, the number of Additional Warrants to be issued shall be not greater than 1,000,000,000.

The initial exercise price per common share (the “Initial Exercise Price”) of the: (a) Series A Warrants is $1.40; (b) Series B Warrants is $1.875; and (c) Series C Warrants is the lesser of: (i) $6.00; and (ii) the greater of (A) $2.00; and (B) the 20-day VWAP of the common shares on the last business day prior to the exercise of the Series C Warrants. The exercise price of any Additional Warrants shall be the greater of: (a) the greater of: (i) the issue price of the common shares in the subsequent offering of the Corporation (the “Subsequent Offering”) that triggers the issuance of such Additional Warrants; and (ii) the market price of the common shares for TSX purposes in connection with such Subsequent Offering; and (b) the Initial Exercise Price of the applicable Warrant. In the event the issuance of Additional Warrants is triggered by an event other than a Subsequent Offering, then the exercise price of such Additional Warrants shall be equal to the higher of: (a) the market price of the common shares (as of the date the Corporation gives notice to the Investor that such Additional Warrants are to be issued); and (b) the Initial Exercise Price of the applicable Warrants.

The Series A Warrants expire on the date which is ninety days following the earlier of: (a) the later of: (i) June 30, 2021; and (ii) the date that all Share Debentures and LP Debentures have been converted, purchased by certain prescribed parties or repaid in full; and (b) the later of: (i) December 31, 2020; and (ii) the date of the Acceleration Notice. The Series B Warrants expire on the date that is one (1) year from the date all of the Series A Warrants have been exercised, provided that the Series B Warrants shall expire if the Series A Warrants expire. The Series C Warrants expire on the earlier of: (a) one (1) year from the date all of the Series B Warrants have been exercised; and (b) August 7, 2023, provided that the Series C Warrants shall expire if the Series A Warrants or the Series B Warrants expire. The Series A Warrants may not be exercised until the principal amount of Investor Debentures has been converted in full. The Series B Warrants may not be exercised until the Series A Warrants have been exercised in full. The Series C Warrants may not be exercised until the Series B Warrants have been exercised in full.

Gross proceeds were $25,989,985 and net proceeds were $24,092,333, net of cash transaction costs of $1,897,652.

For further information on these securities issued, see “Description of the Business – Strategic Investment” in the Company’s most recent annual information form (“AIF”) filed on SEDAR.

Conversion of LP Debentures

Subsequent to the year end, the provisions of the LP debentures have been amended to provide for the forced conversion of the principal amount of Debentures by the Company at its sole discretion in the event the common shares of the Company have a closing trading price of not less than $0.70. Concurrently with the amendments, the Company has issued 12,223,638 common shares for the forced the conversion of all remaining principal amount accrued and unpaid interest thereon.

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Commitment Letter

Subsequent to the year end, on April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with ATB Financial. The new financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus the ATB Financial prime rate currently at 2.45% for a total rate of 4.20%, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus the ATB Financial prime rate currently at 2.45% for a total rate of 3.95%. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to ATB Financial’s consent and certain other customary conditions. Funding will become available under the Commitment Letter upon the Company satisfying all applicable conditions precedent. The Company has obtained these credit facilities on favorable commercial terms, subject to financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company and its subsidiaries. Additional details on the credit facilities with ATB Financial can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

Bought Deal Private Placement – Green Acre Capital

Subsequent to the year end, on April 28, 2020, the Company completed two private placements for aggregate gross proceeds of up to $28 million (collectively, the “Offerings”). The Offerings are comprised of (i) a non-brokered private placement of up to 19,800 8.0% secured $1,000 principal amount convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture for aggregate gross proceeds of up to $19.8 million, and (ii) a non-brokered private placement of up to 8,200 subscription receipts (the “Subscription Receipts”) at a price of $1,000 per Subscription Receipt for aggregate gross proceeds of up to $8.2 million. Each Subscription Receipt shall be automatically converted into one $1,000 principal amount Convertible Debenture upon the satisfaction of certain escrow release conditions further described below. Additionally, Alimentation Couche-Tard Inc., through a wholly-owned subsidiary has exercised its participation rights in respect of the Offerings and received an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants.

Green Acre Capital has committed to act as lead investor in the Offerings. AltaCorp Capital Inc. is acting as exclusive financial advisor to Fire & Flower in connection with the Offerings.

The proceeds of the Offerings will be used for working capital and other general corporate purposes of the Company and its subsidiaries, including repayment of existing debt that is not converted into shares prior to maturity, and continuing to build the Fire & Flower retail network through expanding into new markets as they emerge.

The Convertible Debentures will mature on June 1, 2021, which date will be automatically extended to the date that is 24 months from the closing date in the event the Investor Debentures are converted, exercised or otherwise extinguished (the “Maturity Date”) as will be further set out in a debenture indenture to be entered into prior to closing of the Offerings. The principal amount of Convertible Debenture will be convertible at the holder’s option into common shares of FFHC (the “Conversion Shares”) at any time prior to the Maturity Date at a conversion price of $0.50 per Conversion Share. The Company’s obligations under the Convertible Debentures will be secured by the assets of the Company and its subsidiaries.

Subject to the approval of the Toronto Stock Exchange (the “TSX”), which pursuant to the TSX policies requires the approval of the shareholders of FFHC, in lieu of paying any interest accrued and payable in respect of the Convertible Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the Maturity Date is extended), FFHC may elect to add such accrued and unpaid interest to the then outstanding principal amount of Convertible Debentures.

The net proceeds of the offering of Subscription Receipts (the “Subscription Receipt Proceeds”) will be delivered to and held by a licensed Canadian trust company, in its capacity as subscription receipt agent. Upon the satisfaction and/or waiver of certain escrow release conditions (the “Escrow Release Conditions”) each Subscription Receipt will automatically be converted into a $1,000 principal amount Convertible Debenture and the Subscription Receipt Proceeds will be released to FFHC.

The Escrow Release Conditions shall include the Conversion Shares underlying the Convertible Debentures issuable upon conversion of the Subscription Receipts being conditionally approved for listing on the TSX and the completion, satisfaction or waiver of all conditions precedent to such listing, including the receipt of shareholder approval.

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Operational Highlights

Revenue of $16,788,378 and $51,106,114 was generated during Q4 2019 and FY 2019, respectively. For the thirteen and fifty-two weeks ended February 2, 2019, only $10,457,032 and $12,979,156, respectively, of revenue was generated as the Cannabis Act was not in effect until October 17, 2018.

The Company recognized net loss of $22,287,715 ($8,573,480) and $32,594,456 ($37,798,760) for Q4 2019 and FY 2019, respectively (Q4 2018 and FY 2018, respectively).

The Company, through its wholly-owned subsidiary FFI, owned and operated the following number of cannabis retail stores by quarter:

Province	Stores in Operation – Q4’18	Stores commencing Operations – Q1’19	Stores commencing Operations – Q2’19	Stores commencing Operations – Q3’19	Stores commencing Operations – Q4’19	Total Stores in Operation as at February 1, 2020
Alberta	7	0	7	7	14	35
Saskatchewan	2	0	4	1	0	7
Manitoba	0	0	0	1	0	1
Yukon	0	0	0	1	0	1
Ontario	0	0	0	0	0	0
British Columbia	0	0	0	0	0	0
Total	9	0	11	10	14	44

Additionally, the Company supported the two Branded Stores in Ontario during the year through its consulting agreements, thereby achieving its previously stated milestone of 45 open and operating stores by the end of its fiscal year. These stores were subsequently acquired shortly after the fiscal year end. See “Acquisitions - Acquisition of the Ontario Locations” below for further information.

Acquisitions

Acquisition of the Assets of Prairie Sky Cannabis Inc.

On May 13, 2019, the Company acquired four licensed retail store locations in the province of Saskatchewan from Prairie Sky Cannabis Inc. (the “Prairie Sky Locations”). The acquisition included the leases, equipment, furnishings, inventory and municipal licenses and permits used to operate the Prairie Sky Locations for an aggregate purchase price of $12,882,140, comprised of $6,530,995 in cash and 4,961,832 in common shares of the Company. The Company received cannabis retail sales licences from the Saskatchewan Gaming and Liquor Authority and commenced operations on May 17, 2019 at each of the Prairie Sky Locations.

Acquisition of the Assets of The Green Rhino

On May 28, 2019, the Company acquired certain assets from 1011173 B.C. Ltd. o/a The Green Rhino in relation to two locations to operate cannabis retail stores in Vancouver, British Columbia (the “Vancouver Locations”). The City of Vancouver has issued development permits and required variances in respect of the Vancouver Locations in the name of FFI, as well as its recommendation to the BC Liquor & Cannabis Regulation Branch (“LCRB”) that licences be issued in respect of the Vancouver Locations. The acquisition includes municipal development permits and variance approvals from the City of Vancouver and the right to apply for cannabis retail sales licences from the LCRB for an aggregate purchase price of $8,114,032, comprised of $4,500,000 in cash and 2,692,306 common shares of the Company. FFI has submitted its applications for cannabis retail licences to the LCRB and it continues to be in progress.

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Acquisition of The Banff Location

On May 24, 2019, the Company acquired of all the issued and outstanding shares of 2103430 Alberta Ltd., the developer of a proposed cannabis retail store in the Town of Banff, Alberta (the “Banff Location”). The Banff Location has received one of four development permits issued by the Banff Municipal Planning Commission, and FFI has received an AGLC licence to operate at a cannabis retail store at the Banff Location which is currently operating. In addition, the acquisition also included rights of first refusal and last offer in favour of Fire & Flower in respect of two locations under development in Revelstoke and Fernie, British Columbia. The purchase price consisted of $1,000,000 in cash and $3,227,758 (2,645,703 common shares of the Company).

Acquisition of the Assets of Flora and Tridelion

On June 4, 2019, the Company and FFI entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia subject to customary conditions including satisfaction of all licensing requirements. On November 22, 2019, FFI completed the acquisition of the cannabis retail store in Kelowna and submitted its application to the LCRB for a cannabis retail store licence, issuance of which remained a condition to delivery of the remainder of the purchase price.

Subsequent to the end of the fiscal year, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms (see “Results of Operations – Impairment charges” for further information), and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price consisted of $450,000 in cash including retention of deposits already paid, $300,000 by way of a promissory note, and 2,408,715 common shares of the Company.

Acquisition of the Assets of Cannabis Cowboy Inc.

On August 27, 2019, the Company and FFI entered into asset purchase agreements with wholly-owned subsidiaries of Cannabis Cowboy Inc. pursuant to which the Company agreed to acquire all assets held by the vendors in connection the in-progress development of eight cannabis retail stores, including municipal development permits issued thereto. The acquisitions were completed on October 7, 2019, and the Company subsequently submitted its applications to the AGLC for cannabis is retail store licences at each of the acquired locations. The aggregate purchase price was $5,570,239, consisting of $4,577,923 in cash and 826,930 in common shares of the Company.

Acquisition of the Mera Location

On July 7, 2019, the Company and FFI entered into a share purchase agreement with Mera Cannabis Corp. (formerly known as Avana Canada Inc.) (“Mera”) pursuant to which the Company assisted 102056025 Saskatchewan Ltd. (“025 Saskatchewan”) develop a cannabis retail store in Regina, Saskatchewan. On October 17, 2019, the Company completed its acquisition of all of the issued and outstanding shares of 025 Saskatchewan following the issuance of a cannabis retail licence from the SLGA to 025 Saskatchewan. The acquisition included municipal licenses and permits used to operate the location for an aggregate purchase price of $4,367,193, comprised of $1,600,000 in cash and 2,268,191 in common shares of the Company. 025 Saskatchewan was subsequently continued under the Canada Business Corporations Act prior to being wound up into FFI, and the SLGA has re-issued a cannabis retail store licence to FFI in respect of the Regina location.

Upon closing of the 025 Acquisition, the Company and Open Fields entered into a supply agreement with Mera (the “Supply Agreement”) pursuant to which Open Fields will be the exclusive distributor of Mera’s adult-use cannabis products in the province of Saskatchewan and the Company will purchase Mera’s adult-use cannabis products for re-sale at its retail locations, in provinces where this is permitted. The Supply Agreement was entered into upon closing of the 025 Acquisition and will commence once Mera has received the required licensing and approvals from both Health Canada and the SLGA.

Acquisition of the Ontario Locations

During the fiscal year, FFI entered into consulting agreements to provide services to two licensed cannabis retail stores operating in Ontario (the “Branded Stores”), including options to acquire the licensed cannabis retail stores when and as permitted by the Alcohol and Gaming Commission of Ontario (“AGCO”).

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Subsequent to the year end, the operators of the Branded Stores transferred all of their interests in the Branded Stores in Ottawa and Kingston, including all equipment, furnishings and inventory 272 Ontario and 267 Ontario, respectively, for purposes of completing FFI’s acquisition of the Branded Stores in accordance with AGCO requirements, and the AGCO issued retail operator licences and retail store authorizations in respect of the Ottawa and Kingston stores to 272 Ontario and 267 Ontario.

On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742,073 consisting of $1,110,073 in cash and 800,000 common shares of the Company.

On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $1,370,721 consisting of $153,099 in cash, settlement of the promissory note and accrued interest receivable and 933,333 common shares of the Company.

RESULTS OF OPERATIONS

The following table sets out the summary consolidated financial information for the periods indicated. The summary interim financial information for the thirteen weeks ended each of November 2, 2019 and November 3, 2018 have been derived from the consolidated interim financial statements, prepared in accordance with IFRS and are unaudited. The unaudited financial information presented has been prepared on a basis consistent with the Company’s most recent audited Annual Financial Statements.

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(in thousands of dollars, except per share amounts)

	Thirteen weeks ended			Fifty-two weeks ended
Statement of Loss and Comprehensive Loss	February 1, 2020 ($)	February 2, 2019 ($)	$ Change % Change	February 1, 2020 ($)	February 2, 2019 ($)	$ Change % Change

Revenue	16,788	10,457	6,331	51,106	12,979	38,127
			61%			294%
Cost of goods sold	(10,640)	(6,675)	(3,964)	(32,499)	(8,002)	(24,497)
			59%			306%
Gross profit	6,149	3,782	2,367	18,608	4,978	13,630
			63%			274%
Expenses
General and administrative	10,023	10,592	(568)	30,259	20,812	9,447
			-5%			45%
Share-based payments	728	358	370	3,101	5,672	(2,571)
			103%			-45%
Marketing and promotion	387	720	(333)	1,679	3,032	(1,352)
			-46%			-45%
Acquisition costs	292	0	292	492	211	282
			0%			133%
Depreciation & Amortization	2,145	361	1,783	7,653	495	7,157
			493%			1445%
Impairment	4,613	0	4,613	4,613	0	4,613
			NM			NM
Restructuring charges	6,469	0	6,469	6,469	0	6,469
			NM			NM
Total Expenses	24,656	12,031	12,625	54,266	30,222	24,044
			105%			80%
Loss from operations	(18,507)	(8,249)	(10,258)	(35,658)	(25,244)	(10,414)
			124%			41%
Listing expense	0	(470)	470	(1,835)	(470)	(1,365)
			-100%			290%
Gain (loss) on revaluation of derivative liability	1,710	1,299	411	31,193	(9,598)	40,791
			32%			-425%
Loss on debt extinguishment	0	0	0	(9,028)	0	(9,028)
			0%			NM
Interest income	161	229	(68)	384	359	24
			-30%			7%
Finance costs	(5,652)	(1,383)	(4,269)	(17,650)	(2,846)	(14,805)
			309%			520%
Other (expense) income	(3,781)	(325)	(3,456)	3,064	(12,555)	15,618
			1064%			-124%
Net income / (loss) and comprehensive gain / (loss)	(22,288)	(8,573)	(13,714)	(32,594)	(37,799)	5,204
			160%			-14%
Net income / (loss) per share, basic	$(0.16)	$(0.11)	$(0.05)	$(0.28)	$(0.55)	$0.28
			45%			-50%
Net income / (loss) per share, diluted	$(0.16)	$(0.11)	$(0.05)	$(0.28)	$(0.55)	$0.28
			45%			-50%

NM – Not Meaningful

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Non-IFRS Financial Measures

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. A reconciliation of net income to Adjusted EBITDA is presented below:

	Thirteen weeks ended		Fifty-two weeks ended
Expressed in CDN $000’s	February 1, 2020 ($)	February 2, 2019 ($)	February 1, 2020 ($)	February 2, 2019 ($)
Loss from operations – as reported	(18,507)	(8,249)	(35,658)	(25,244)
Share-based payments	728	358	3,101	5,672
Acquisition costs	292	-	492	211
Depreciation & Amortization	2,145	361	7,653	495
Professional fees related to financing activities	201	472	630	472
Impairment	4,613	-	4,613	-
Restructuring charges	6,469	-	6,469	-
Lease liability payments	(1,198)	-	(3,613)	-
Adjusted EBITDA	(5,258)	(7,057)	(16,313)	(18,394)

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Fifty-two weeks ended February 1, 2020 compared to fifty-two weeks ended February 2, 2019

The net and comprehensive loss for the fifty-two weeks ended February 1, 2020 was $32.6 million or $0.25 per share compared to $37.8 million or $0.55 per share for the fifty-two weeks ended February 2, 2019. The decrease of $5.2 million in net and comprehensive loss for the fifty-two weeks ended February 1, 2020 was principally due to revaluation gains on derivative liabilities related to the convertible debentures as discussed below, partially offset by restructuring and impairment charges, higher depreciation and amortization costs, operations and finance costs.

Revenue

Revenue for the fifty-two weeks ended February 1, 2020 was $51.1 million versus $13.0 million for the fifty-two weeks ended February 2, 2019. Revenue for the fifty-two weeks ended February 1, 2020 includes cannabis and cannabis-related accessory sales of $48.5 million (February 2, 2019 - $12.5 million) and digital development revenue from external customers of $2.6 million (February 2, 2019 - $05 million). Revenue was higher in the current year as i) the Company only commenced retail sales in the third quarter of Fiscal 2018 as adult use cannabis was legalized on October 17, 2018, ii) the Company had nine stores in operation in Fiscal 2018 compared to forty-six stores in Fiscal 2019, iii) wholesale revenues increased as the Saskatchewan market opened up and sales only commenced in the fourth quarter of Fiscal 2018 and iv) digital development revenue increased as the Company had a full year to monetize the Hifyre™ Digital Retail and Analytics Platform in the current year compared to only twenty-eight weeks in the prior year.

Product availability and pricing, limitations to marketing and increasing competition continue to present as headwinds in the cannabis retail sector. However, the company expects to navigate these challenges by opening additional stores in prime locations, with emphasis on the Ontario market, extending its offering with Cannabis 2.0 products as they become available, growing its digital platform and launching innovate programs such as Spark Perks™, Spark Fastlane™ “click-and-collect,” curbside pickup and Spark Rapid Delivery, which is expected to increase customer engagement and basket size.

Gross Profit

Gross profit for the fifty-two weeks ended February 1, 2020 was $18.6 million or 36.4% of revenue compared to $5.0 million or 38.3% of revenue for the fifty-two weeks ended February 2, 2019. Gross profit was higher in the current year for the same reasons as Revenue described above. Excluding digital development revenue, gross profit for the fifty-two weeks ended February 1, 2020 was $16.0 million or 33.0% of the corresponding revenue (February 2, 2019 - $4.5 million or 35.7%). Gross profit as a percentage of sales decreased from 34.7% during Q3 2019 to 32.6% during Q4 2019 primarily due to more aggressive promotional activity during the holiday season.

Expenses

For the fifty-two weeks ended February 1, 2020 total expenses were $54.3 million (February 2, 2019 – $30.2 million). Expenses have increased due to the ramp-up costs associated with opening new retail locations across the network. See below for further discussion on expenses incurred.

General and Administration

For the fifty-two weeks ended February 1, 2020, general and administrative expenses were $30.4 million (February 2, 2019 – $20.8 million).

●	For the fifty-two weeks ended February 1, 2020, general and administrative expenses increased of $9.4 million or 45%, primarily due to the following major categories:

	►	Salaries and benefits increase of $10.7 million – primarily due to increased headcount required to operate the forty- six locations by the end of the fifty-two weeks ended February 1, 2020 as compared to nine in the prior period. In addition, the current fiscal year includes fifty-two weeks of Hifyre staffing costs compared to only having twenty-eight weeks in the prior year as the acquisition closed on July 20, 2018.

	►	Legal and professional fees decrease of $0.4 million – primarily due to lower legal fees in connection with real estate matters and general corporate matters, partially offset by higher audit fees as the Company became publicly traded during the current fiscal year.

	►	Filing and regulatory fees and investor relations expenses increase of $1.2 million – these expenses are for costs related to the reverse take over transaction, the up-listing from the TSXV to the TSX and for additional costs required for being a public company which were not incurred in the prior year.

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►	Information technology (“IT”) costs increase of $0.9 million – due to higher software licensing and subscription costs and other information technology costs as the Company expands and optimizes its retail, distribution and digital retail and analytics platforms.

►	Office expenses increase of $0.8 million – primarily for retail store office supplies as only nine stores commenced operations in the prior period compared to forty-six stores operational by the end of the fifty-two weeks ended February 1, 2020, as well has higher corporate office expenses to support the increased head office headcount.

►	Insurance increase of $0.3 million – due to higher general and commercial insurance, including directors’ and officers’
insurance.

►	Consulting fees decrease of $1.6 million – primarily due to reduced spending on public relations advisory fees, employee recruitment fees, financial advisory fees and security consulting fees.

►	Facility expenses decrease of $2.4 million – primarily due to the adoption of IFRS 16 where base rent expenses are now recognized as amortization of the right-of-use assets for capitalized operating leases. Non-base rent expenditures, such as those related for common area maintenance, property tax and other costs charged by the landlord which are effectively variable, are recorded as facility expenses within general and administration costs.

►	Other costs decrease of $0.1 million – due to lower travel costs partially offset by higher retail staff training costs.

Share-based payments

For the fifty-two weeks ended February 1, 2020, share-based payments totalled $3.1 million (February 2, 2019 – $5.7 million). The decrease of $2.6 million for the fifty-two weeks was primarily due to the granting of 3,478,260 shares related to the termination of the Royalty Agreement resulting in an expense of $4.0 million during the prior year, partially offset by the granting and vesting of a higher number of stock options during the year.

Marketing and promotion

For the fifty-two weeks ended February 1, 2020, marketing and promotional expenses totalled $1.7 million (February 2, 2019 – $3.0 million). These expenses reflect advertising, branding development, store product marketing, industry events and expos and digital advertising. Marketing and promotional expenses were higher in the prior periods as a result of brand development and marketing launch initiatives. Due to the initial supply constraints in the months after federal adult-use legalization, the Company chose to engage in limited product marketing initiatives due to the high sales rate from limited supply.

Acquisition and business development costs

For the fifty-two weeks ended February 1, 2020, acquisition and business development costs totalled $0.5 million (February 2, 2019 –$0.2 million). Five acquisitions were completed and the signing of the Strategic License Agreement with Cova occurred during the fifty- two weeks ended February 1, 2020, compared to two completed acquisitions for the fifty-two weeks ended February 2, 2019.

Depreciation and amortization

For the fifty-two weeks ended February 1, 2020, depreciation and amortization expenses totalled $7.7 million (February 2, 2019 – $0.5 million), respectively. The increase is primarily due to higher depreciation of property, plant and equipment on the retail store network which opened and began operating on October 17, 2018, amortization of right-of-use assets due to the adoption of IFRS 16 where operating leases are now capitalized which did not occur in the prior year, and amortization on intangibles related to licenses from acquired locations that were operational during the period which did not exist in the prior year.

Restructuring charges

During Q4 2019, the Company completed a comprehensive review of its retail store network. This review aligns with management’s ongoing focus on enhancing the productivity and performance of the network. Based on this review, management has determined that it will not renew its cannabis retail store licences for three retail stores in Alberta upon their expiry in Q2 2020. Under the current cannabis retail license cap restrictions in Alberta, no person or entity can hold more than 15% of all cannabis retail licenses in the province, and the currently established maximum number of stores any one entity may apply for is capped at forty-five until October 17, 2020. These closings will allow the Company to redeploy resources to locations which management believes have higher profit potential within the current regulatory framework.

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The restructuring costs associated with these store closures amount to $6.5 million. This expense includes write downs of $3.7 million to property and equipment and intangible assets, inclusive of right-of-use assets, $2.5 million for lease obligation costs, severance costs of $0.1 million and $0.2 million for facility exit and other costs.

Impairment charges

During Q4 2019, an estimate for impairment was recorded for i) the forfeiture of deposits of $2.9 million subsequent to the year ending in relation to an acquisition (See “Acquisitions – Acquisition of the Assets of Flora and Tridelion” section above for further information) and ii) the write down of two owned real estate locations which had carrying values above their market value for $1.7 million.

Other income

For the fifty-two weeks ended February 1, 2020, other income totalled $3.1 million (February 2, 2019 – $12.6 million expense).

Listing expenses

For the fifty-two weeks ended February 1, 2020, listing expenses $1.8 million (February 2, 2019 – $0.5 million). These costs are due to the Qualifying Transaction, of which, during the current year, $2.3 million was for consideration paid in shares, stock options and warrants, $0.3 million for associated legal and other professional fees, partially offset by $0.7 million for the fair value of the net identifiable assets acquired. Prior year costs were for legal fees for the Qualifying Transaction. These costs were incurred in order for the Company to become a publicly traded company inclusive of New FFI’s business operations.

Loss on extinguishment and revaluation of debentures

For the fifty-two weeks ended February 1, 2020, the debt extinguishment loss totalled $9.0 million (February 2, 2019 – $Nil). These losses are due to the one-time amendment of the Company’s 2018 convertible debentures into new debentures (the “LP Debentures”) resulting in an extinguishment loss of $5.1 million and the one-time exchange of shares for debentures (the “Share Debentures”) with certain Licensed Producers that invested in the company resulting in a loss of $3.9 million. The amendments were made in order to remain in compliance with regulations around ownership percentage rules regarding Licensed Producers.

Gain (loss) on revaluation of derivative liability

For the fifty-two weeks ended February 1, 2020, the gain on revaluation of derivative liabilities associated with the Investor, LP and Share Debentures was $31.2 million (February 2, 2019 – $9.6 million loss). The derivatives are related to the Investor, LP and Share Debentures, and the value is impacted by changes in the passage of time, volatility assumptions and the change in price of the underlying shares of the Company. The change in share price is the predominant cause of the revaluation gain (revaluation loss).

Finance costs and interest income

For the fifty-two weeks ended February 1, 2020, finance costs totalled $17.7 million (February 2, 2019 – $2.8 million). These costs are primarily due to the convertible debentures of $15.0 million and accretion expense related to lease liabilities of $2.5 million due to the adoption of IFRS 16 in 2019 (February 2, 2019 - $Nil). Interest income was earned on cash held in savings accounts and term deposits.

Thirteen weeks ended February 1, 2020 compared to thirteen weeks ended February 2, 2019

The net and comprehensive loss for the thirteen weeks ended February 1, 2020 was $22.3 million or $0.16 per share compared to the net and comprehensive loss of $8.6 million or $0.11 per share for the thirteen weeks ended February 2, 2019. The increase of $13.7 million in net and comprehensive loss for the thirteen weeks ended February 1, 2020 was principally due restructuring and impairment charges, higher depreciation and amortization costs, operations and finance costs partially offset by revaluation gains on derivative liabilities related to the convertible debentures.

Revenue

Revenue for the thirteen weeks ended February 1, 2020 was $16.8 million versus $10.5 million for the thirteen weeks ended February 2, 2019. Revenue for the thirteen weeks ended February 1, 2020 includes cannabis and cannabis-related accessory sales of $15.8 million (February 2, 2019 - $10.2 million) and digital development revenue from external customers of $1.0 million (February 2, 2019 – $0.2 million). Revenue was higher in the thirteen weeks ended February 1, 2020 compared to February 2, 2019 because i) the Company had nine stores in operation in Q4 2018 compared to forty-six stores in Q4 2019, ii) wholesale revenues increased as the Saskatchewan is more developed and iii) digital development revenue increased as the Company further commercialized the Hifyre™ Digital Retail and Analytics Platform.

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The Company has nine stores that had some operations during the thirteen weeks of Q4 2019 and 2018. For these stores, sales decreased by 49% for the thirteen weeks ended February 1, 2020 compared to the thirteen weeks ended February 2, 2019.

The following factors contributed to this decrease:

i)	Significant media exposure during the beginning of legalization piqued consumer interest and drove sales higher for October, November and December of 2018, benefiting the sales in Q4 2018. This benefit was not present for Q4 2019.

ii)	Competition was limited to seventeen stores in Alberta and seven stores in Saskatchewan at the outset of legalization in October 2018. As additional retail licenses were granted, competition increased both for customers and, in Alberta, for supply of desirable product. Supply constraints caused the AGLC to impose product allocations among licensed retailers and, in November 2018, a moratorium on new retail licenses that was not lifted until May 2019.

iii)	After Alberta lifted the moratorium, the number of licensed cannabis retail stores rapidly increased from 17 at October 17, 2018 to approximately 400 stores at February 1, 2020 in that province. This increased competition negatively impacted sales in Q4 2019.

iv)	Although cannabis 2.0 products were legalized in October 2019, their ability to make up the revenue gap between Q4 2019 vs Q4 2018 was muted by their limited availability.

As a result of the above factors, the Company does not believe that the sales during the thirteen weeks of Q4 2019 and 2018 are truly comparable to each other and expected the decrease compared to the prior period.

Gross Profit

Gross profit for the thirteen weeks ended February 1, 2020 was $6.1 million or 36.6% of revenue compared to $3.8 million or 36.2% for the thirteen weeks ended February 2, 2019. Excluding digital development revenue, gross profit for the thirteen weeks ended February 1, 2020 was $5.1 million or 32.6% of the corresponding revenue (February 2, 2019 - $3.5 million or 34.7%). The decrease in gross profit percentage from the prior year is due to i) higher pricing opportunities during the very beginning of recreational cannabis legalization in the prior year, ii) various promotional pricing campaigns during the holiday season in the retail business, and iii) promotions on aged inventory acquired during the initial ramp-up to legalization.

Expenses

For the thirteen weeks ended February 1, 2020 total expenses were $24.7 million (February 2, 2019 – $12.0 million). Expenses have increased due to the ramp-up costs associated with opening new retail locations across the network. See below for further discussion on expenses incurred.

General and Administration

For the thirteen weeks ended February 1, 2020, general and administrative expenses totalled $10.0 million (February 2, 2019 – $10.6 million).

●	For the thirteen weeks ended February 1, 2020, general and administrative expenses decreased $0.6 million or 5%, primarily due to the following major categories:

	►	Salaries and benefits increase of $2.2 million – primarily due to increased headcount required to operate the forty-six locations by the end of the thirteen weeks ended February 1, 2020 as compared to nine in the prior period, and the increased headcount at Hifyre to support the growing digital development business.

	►	Legal and professional fees decrease by $1.2 million – primarily due to lower legal fees in connection with real estate matters and general corporate matters.

	►	Filing and regulatory fees and investor relations expenses increase of $0.3 million – primarily related to share transfer, employee option plan and investor communications services.

	►	Information technology (“IT”) costs increase of $0.1 million – due to higher software licensing and subscription costs and other information technology costs as the Company expands and optimizes its retail, distribution and digital retail and analytics platforms.

	►	Consulting fees decrease of $1.0 million – primarily due to reduced spending on public relations advisory fees, employee recruitment fees, financial advisory fees and security consulting fees.

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►	Facility expenses decrease of $1.0 million – primarily due to the adoption of IFRS 16 where base rent expenses are now recognized as amortization of the right-of-use assets for capitalized operating leases. Non-base rent expenditures, such as those related for common area maintenance, property tax and other costs charged by the landlord which are effectively variable, are recorded as facility expenses within general and administration costs.

►	Other costs increase of $0.1 million – due to reduced spending on travel costs partially offset by increases in office expenses and retail staff training costs.

Share-based payments

For the thirteen weeks ended February 1, 2020, share-based payments totalled $0.7 million (February 2, 2019 – $0.4 million). The increase of $0.3 million for the thirteen weeks was primarily due to the granting and vesting of a higher number of stock options during the year.

Marketing and promotion

For the thirteen weeks ended February 1, 2020, marketing and promotional expenses totalled $0.4 million (February 2, 2019 – $0.7 million). These expenses reflect advertising, branding development, store product marketing, industry events and expos and digital advertising.

Acquisition and business development costs

For the thirteen weeks ended February 1, 2020, acquisition and business development costs totalled $0.3 million (February 2, 2019 – $Nil). The signing of the Strategic License Agreement with Cova occurred during Q4 2019.

Depreciation and amortization

For the thirteen weeks ended February 1, 2020, depreciation and amortization expenses totalled $2.1 million (February 2, 2019 – $0.4 million). The increase is primarily due to higher depreciation of property, plant and equipment on the retail store network which opened and began operating on October 17, 2018, amortization of right-of-use assets due to the adoption of IFRS 16 where operating leases are now capitalized which did not occur in the prior year, and amortization on intangibles related to licenses from acquired locations that were operational during the period which did not exist in the prior year.

Restructuring charges

See discussion on Restructuring charges in the Results of Operations – Fifty-two weeks ended February 1, 2020 compared to fifty-two weeks ended February 2, 2019 section above

Impairment charges

See discussion on Impairment charges in the Results of Operations – Fifty-two weeks ended February 1, 2020 compared to fifty-two weeks ended February 2, 2019 section above

Other expenses

For the thirteen weeks ended February 1, 2020, other expenses totalled $3.8 million (February 2, 2019 – $0.3 million).

Gain (loss) on revaluation of derivative liability

For the thirteen weeks ended February 1, 2020, the gain on revaluation of derivative liabilities associated with the Investor, LP and Share Debentures was $1.7 million (February 2, 2019 – $1.3 million). The derivatives are related to the Investor, LP and Share Debentures, and the value is impacted by changes in the passage of time, volatility assumptions and the change in price of the underlying shares of the Company. The change in share price is the predominant cause of the revaluation gain.

Finance costs and interest income

For the thirteen weeks ended February 1, 2020, finance costs totalled $5.7 million (February 2, 2019 – $1.4 million. These costs are primarily due to the convertible debentures.

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SUMMARY OF QUARTERLY RESULTS

The following table sets out certain selected financial information for the eight fiscal quarters subsequent to incorporation:

Fiscal Quarter Ended (in thousands of dollars, except per share amounts)
	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018
Total Revenue	$16,788	$13,700	$11,080	$9,538	$10,457	$2,522	-	-

Net and Comprehensive Income / (Loss)	$(22,288)	$10,206	$(6,493)	$(14,021)	$(8,573)	$(22,551)	$(4,205)	$(2,470)

Net Income / (Loss) Per Share – Basic(1)	$0.16)	$0.08	$(0.06)	$(0.14)	$(0.11)	$(0.30)	$(0.06)	$(0.05)

Net Income / (Loss) Per Share - Diluted(1)	$(0.16)	$0.07	$(0.06)	$(0.14)	$(0.11)	$(0.30)	$(0.06)	$(0.05)

(1)	Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to the effect of stock issued or repurchased during the year on the basic and diluted weighted average number of common shares outstanding together with the effects of rounding.

The Company has incurred significant losses over the last eight quarters as it implements and executes its strategy of becoming the most recognizable and successful brand of independent cannabis retail stores. Results have varied between these fiscal quarters principally because of, (i) the evolution of the legalization of the adult-use cannabis market, (ii) increased marketing and branding expenses related to building and growing the Company’s brand, (iii) completion of the Qualifying Transaction and the resulting listing expenses and associated professional fees, (iv) share-based compensation expenses increasing as stock options vest and shares are granted for acquisitions, (v) increased salaries and wages as the organization grows and enters into commercialization and operation of its retail stores, (vi) restructuring costs, (vii) impairment charges and (viii) debt and financing costs to support the expansion of the Company’s retail platform. It is anticipated that certain costs are non-recurring and/or will normalize over time.

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LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has sufficient liquidity to support continued operations, meet its short-term liabilities and commitments as they become due.

As at February 1, 2020, cash and short-term investments was $27.9 million (February 2, 2019 - $10.4 million, excluding restricted cash of $34.5 million). At February 1, 2020, the Company had negative working capital (current assets less current liabilities) of $13.5 million (February 2, 2019 – positive $1.5 million). Current liabilities include $38.2 million and $2.1 million of convertible debentures and derivative liabilities, respectively, as maturity dates are within one year. $13.1 million of the debentures and $2.1 million of the derivative liability relate to the LP debentures which were converted into common shares of the Company subsequent to the fiscal year ending (see “Fiscal 2019 and Recent Highlights - Financings” section above for further information). $24.9 million relates to the June 2019 debentures which can be converted into shares at $1.20 per share.

On June 26, 2019, the Company closed a bought deal for total net proceeds of approximately $25.5 million ($27.2 million gross proceeds less cash transaction costs). The net proceeds of the Private Placement will be used for working capital and general corporate purposes, including to grow the Company’s proprietary Hifyre digital platform. See “Q2 2019 and Recent Highlights - Bought Deal Private Placement” section above for further information.

On August 7, 2019 the Company received additional funding of $24.1 million ($26.0 million gross proceeds less cash transaction costs), from the Strategic Investment, further enhancing its liquidity position. This investment will provide the Company with additional funds to support the further development of its proprietary Hifyre™ digital retail platform and expansion of its retail store network. See “Q3 2019 and Recent Highlights – Strategic Investment” section above for further information.

Subsequent to the year end, the Company announced that it entered into a $10 million (with an option for an additional $5 million) commitment letter with ATB Financial and two private placements for $28 million gross proceeds consisting of convertible debentures for $19.8 million and subscription receipts for $8.2 million with Green Acre Capital LP. These financings strengthen the Company’s financial position and will allow it to repay existing debt that is not converted into shares prior to maturity, as well as allow for the continuing expansion of the Fire & Flower retail network into new markets as they emerge, with emphasis on the Ontario market for the 2020 fiscal year.

The Company’s future financing efforts may be affected by several factors including, but not limited to, general economic conditions, an ability to expand operations within the cannabis retail industry in Canada and volatility in the capital markets. With the June 26, 2019 financing and the August 7, 2019 Strategic Investment, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due.

The Company plans to have up to 78 retail stores in operation by the end of its fiscal 2020 year. This growth is anticipated in provinces where the Corporation currently has retail operations and is able to further expand its footprint. Growth is also planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Company also requires the necessary real estate for locations and believes that it can achieve this with leases that the Company has already secured and the Company’s ability to secure additional leases where required. Furthermore, such growth is dependent upon the availability of product from Licensed Producers and the ability to secure licensing from the applicable regulatory authorities. The Company’s existing financial resources to achieve the target number of stores includes the anticipated increase in revenues associated with expanding its number of stores beyond those currently operating.

The Company anticipates that it will begin to generate positive operating cash flow in the second half of the fiscal 2020 year. However, as the Company operates in the retail space, which would ordinarily result in a direct in-store face-to-face customer experience, the COVID-19 pandemic presents an unprecedented challenge for the Company and its operations as the Company is mindful of adhering to applicable laws and public health messaging regarding social distancing. The Company has and continues to respond to the COVID-19 pandemic with the best interests of the Company’s customers, employees and communities in mind. As such and as of the date of this MD&A, FFI has temporarily moved to serving customers exclusively through its Spark Perks Fastlane “click-and-collect” service, Curbside Pickup services and Home Delivery Services were regulations permit in efforts to ensure the health and safety of the Company’s customers and employees while maintaining business continuity. Accordingly, the impact of Covid-19 may result in a delay in achieving positive operating cash flow.

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To achieve the Company’s expansion plans beyond 78 stores, additional funding will be required to account for store capital buildout costs and the associated inventory and other start-up costs. The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals.

These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives. If the Company is not able to obtain adequate financing, enter into appropriate lease arrangements or obtain applicable regulatory approvals/licences to meet its expansion plans, the Corporation will scale back its expansion plans accordingly.

While management has been successful in securing financing in the past, there can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to Alimentation Couche-Tard) to meet the Company’s requirements or, if available, on favorable terms, and there can be no assurance that the Company will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

Cash Flow Statement

Sources and Uses of Cash	FY 2019	FY 2018
(in thousands of dollars)	(February 1, 2020)	(February 2, 2019)
Cash used in operations prior to changes in working capital	$(12,766)	$(18,614)
Changes in non-cash working capital	(8,204)	4,453
Cash used in operating activities	(20,970)	(14,161)
Cash provided by financing activities	84,196	42,524
Cash used in investing activities	(50,736)	(21,756)
Increase in cash and cash equivalents	12,490	6,607

Operating Activities

For the fifty-two weeks ended February 2, 2020, cash used in operating activities was $21.0 million (February 2, 2019 - $14.2 million used).

Cash used in operating activities before changes in non-cash working capital was $12.8 million (February 2, 2019 - $18.6 million) and is primarily due to total general and administrative, marketing and promotion and acquisition and business development costs of $32.4 million, partially offset by gross profit earned in the period of $18.6 million as outlined under the “Results of Operations” section above.

For the fifty-two weeks ended February 1, 2020, operating activities were affected by the net change in non-cash working capital of $8.2 million (February 2, 2019 - $4.5 million source) due to:

●	an increase in trade and other receivables of $2.5 million due to increased wholesale revenue, and from consulting and licensing fees earned from the two Ontario Retail Cannabis Store Lottery winners which the Company has entered into consulting agreements with during the year and which were not prepaid (February 2, 2019 - $1.2 million increase primarily due to sales tax receivables);

●	a decrease in accounts payable and accrued liabilities of $0.4 million (February 2, 2019 - $14.0 million increase) due to the timing of payments;

●	an increase in inventory of $1.3 million (February 2, 2019 - $4.0 million increase) due to the continued ramp up of retail operations since the October 17, 2018 legalization of recreational adult use cannabis sales;

●	an increase in prepaids of $3.6 million (February 2, 2019 - $0.4 million increase) due to deposits made by the Company to secure cannabis inventory;

●	an increase in deposits of $0.6 million (February 2, 2019 - $4.0 million increase) primarily due to deposits made by the Company to secure real estate leases; and

●	partially offset by decreased deferred revenue of $0.3 million (February 2, 2019 - $Nil) due to the recognition of revenue on the consulting agreements entered into during the year with two Ontario Retail Cannabis Store Lottery winners.

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Financing Activities

For the fifty-two weeks ended February 1, 2020, cash provided by financing activities was $84.2 million, which reflects the release of $34.5 million from escrow of proceeds, net of transaction costs, related to Old FFI’s November 2018 financing completed in connection with the Qualifying Transaction, $25.4 million of financing, net of transaction costs from the June 26, 2019 bought deal, $24.1 million of financing, net of transaction costs from the Strategic Investment, $4.9 million in cash inflows related to warrant and stock option exercises, offset by lease liability cash outflows of $3.6 million and debenture interest payments of $1.1 million.

Investing Activities

For the fifty-two weeks ended February 1, 2020, total cash used in investing activities was $50.7 million. $5.0 million of cash was used invested in a guaranteed investment certificate. $23.9 million of cash was used to acquire property, plant and equipment. Additions for the current year were $20.4 million, of which $17.1 million were paid for in the current year. $6.8 million of payments relate to acquisitions made in the prior year. The acquisition of property, plant and equipment of $17.1 million in the current year is primarily related to acquisition of land and building ($3.5 million), leasehold improvements ($10.6 million), and furniture, security and computer equipment ($3.0 million). $18.4 million of cash was used for the acquisitions of 2103430 Alberta Ltd. in relation to the Banff Location, 102056025 Saskatchewan Ltd. in relation to the Mera Location, the assets of the Vancouver Locations from The Green Rhino, and assets of the Prairie Sky and Cannabis Cowboy. $3.3 million of deposits were paid related to acquisition of the assets of Flora and Tridelion. See “Q4 2019 AND RECENT HIGHLIGHTS – Acquisitions” section above for further information.

Commitments and contractual obligations

The Company’s contractual obligations as at February 1, 2020 are summarized below:

Expressed in CDN $000’s	Less than one year	One year	Two years	Three years	Four years	Five years and beyond	Total
LP Debentures	13,086	-	-	-	-	-	13,086
June 2019 Debentures	24,865	-	-	-	-	-	24,865
Investor Debentures	-	-	14,003	-	-	-	14,003
Lease liabilities	5,408	5,806	5,871	5,280	3,994	16,589	42,950
Total	43,360	5,806	19,874	5,280	3,994	16,589	94,904

As discussed above in the “Liquidity and Capital Resources section”, the LP debentures were converted into common shares of the Company subsequent to the fiscal year ending. Furthermore, the Company announced that it entered into a $10 million (with an option for an additional $5 million) commitment letter with ATB Financial and a $25 million convertible debenture private placement with Green Acre Capital LP. These financings strengthen the Company’s financial position and will allow it to repay existing debt that is not converted into shares prior to maturity, as well as allow for the continuing expansion of the Fire & Flower retail network into new markets as they emerge, with emphasis on the Ontario market for the 2020 fiscal year.

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OUTSTANDING SHARE DATA

As of the date of this MD&A, the outstanding share data of the Company reflect the impact of the Qualifying Transaction. As at

April 29, 2020, the Company had 159,416,850 Common Shares issued and outstanding.

As at April 29, 2020, the Company had the following securities outstanding, which are exercisable for common shares:

Securities Outstanding	Number of Securities	Weighted Average Exercise Price

Convertible June 2019 Debentures	$27,168,000 principal amount	$1.20
Convertible Couche-Tard Debentures	$25,989,985 principal amount	$1.07
Stock Options	11,763,655	$0.99
Warrants	214,934,879	$1.68
Compensation Securities – Broker Warrants	1,483,323	$1.17
Common shares reserved for issuance	4,442,048	-

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STATEMENT OF FINANCIAL POSITION INFORMATION

Statement of Financial Position Information	As at	As at
(in thousands of dollars)	1-February-20	2-February-19

Cash and cash equivalents	22,900	10,410
Restricted cash held in escrow	-	34,545
Short term Investments	5,000	-
Trade and other receivables	4,161	1,755
Merchandise inventories	5,875	4,079
Deposits and other assets	6,743	5,080
Property, plant and equipment	34,399	20,866
Right-of-use assets	33,633	-
Intangible assets	35,782	3,366
Other assets	2,513	402
Total assets	151,006	80,503

Accounts payable and accrued liabilities	12,728	14,472
Convertible debentures and derivative liability	53,579	36,936
Lease liabilities	36,862	-
Provisions and other liabilities	927	2,097
Total liabilities	104,096	53,505
Shareholders’ equity	46,910	26,998

As at February 1, 2020, the Company had total assets of $151.0 million, an increase of $70.3 million compared to $80.5 million at the end of February 2, 2019. The increase in total assets was funded by the completion of the November Private Placement and issuance of 24,333,334 subscription receipts for net proceeds of $34.5 million representing the restricted cash held in escrow balance received in the thirty-nine weeks ended November 2, 2019, the June 26, 2019 bought deal private placement where $24.5 million net of transactions costs was raised from the issuance of convertible debentures, and the Strategic Investment where $24.1 million was received. As described above in the Overview of the Company section, on February 13, 2019 the Company completed the Qualifying Transaction, meeting the escrow release conditions of the November Private Placement. Accordingly, the escrowed funds, net of transaction costs, were released to Fire & Flower.

As at February 1, 2020, the Company had total liabilities of $104.1 million, an increase of $50.6 million compared to $53.5 million at the end of February 2, 2019. The increase in total liabilities was due to i) the impact of IFRS 16 and the recognition of $36.9 million of lease liabilities on adoption of this new accounting standard, ii) a net increase of $16.6 million for convertible debentures and derivative liabilities due to a) the June 26, 2019 convertible debenture which increased the carrying value of debt by $24.9 million, b) the debt component of the Strategic Investment financing which increased the carrying value of debt by $13.5 million, c) the net reduction of $12.6 million of the carrying value of the LP and Share debentures due to redemptions via share issuances, partially offset by accretion and interest expense, d) a net decrease of $9.2 million in the derivative liabilities associated with the Investor, LP and Share debentures, iii) a $1.7 million reduction of accounts payable and accrued liabilities due to timing of payments, and a reduction of $1.2 million for provisions and other liabilities primarily due to the adoption of IFRS 16 which reclassified certain amounts to lease liabilities partially offset by the provision for non-lease liability related restructuring charges.

As at February 1, 2020, shareholder’s equity was $46.9 million, an increase of $19.9 million compared to $27.0 million at the end of February 2, 2019. Share capital increases were due to the release of shares from escrow related to Old FFI’s November 2018 financing completed in connection with the Qualifying Transaction, issuance of shares for acquisitions, conversion of debentures and exercises of stock options and warrants. Reserve balances increased due to net issuances of warrants on the June 26, 2019 convertible debt financing and August 7, 2019 Strategic investment, the conversion option of convertible debentures classified as equity and stock option vesting net of exercise and forfeitures. The accumulated deficit now stands at $72.2 million.

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OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

The remuneration of directors and key management personnel during the fifty-two weeks ended February 1, 2020, is set out below:

(in thousands of dollars)	February 1, 2020	February 2, 2019
Consulting fees, salaries and benefits – key management	1,250	683
Director fees	316	32
Share based payments - key management and directors (1)	1,486	720
	3,052	1,435

(1)	Represents base salary and management fees elected to be paid in common shares of the Company and stock options.

During the fiscal year ended February 1, 2020, a total of 1,300,000 stock options were issued to the Company’s officers (2018: 1,700,000), with an exercise price range of $1.07 -$1.50 (2018: $0.80 -$1.50), and maturity date range of January 30, 2024 - February 13, 2024 (2018: April 24, 2023 – December 18, 2023).

During the fiscal year ended February 1, 2020, a total of 120,000 stock options were issued to the Company’s Board of Directors (2018: 200,000), with an exercise price $1.50 (2018: $1.50), and maturity date February 13, 2024 (2018: December 18, 2023).

On October 15, 2019, the Company entered into a second amended and restated management services agreement with JNZS, the company wholly owned by the Chairman of the Board. The agreement provides that JNZS will receive from the Company a prorated annual management services fee of $0.4 million from the period beginning February 13, 2019 until January 1, 2020 and a fee of $0.3 million for each of the calendar years 2020 and 2021 (collectively, the “JNZS Fee”). Pursuant to the terms of the original agreement entered into on January 1, 2018 as amended by a supplemental management services agreement entered into on August 17, 2018, JNZS elected to receive half of the JNZS Fee for the 2020 calendar year by the issuance of 133,333 common shares of Old FFI (which were subsequent exchanged for the common shares of the Company post RTO Transaction). The Chairman of the Board, as the service provider, is also eligible to participate in the Company’s bonus plans and stock option plans. During the fiscal year ended February 1, 2020, $0.4 million in management service fees was incurred (2018: $0.4 million), of which $0.2 million was charged as share-based payment expense (2018: $0.3 million).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the Company to make judgments in applying its accounting policies, estimates and assumptions about the future. These judgments, estimates and assumptions affect the reported amounts of assets, liabilities, revenues and other items in net operating earnings or loss and the related disclosure of contingent assets and liabilities included in the Consolidated Financial Statements. The Company evaluates its estimates on an ongoing basis. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and other items. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in Note 6 of the Consolidated Financial Statements.

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CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods commencing on or after January 1, 2019.

Adoption of Accounting Standards

On February 3, 2019, the Company, adopted IFRS 16 - Leases using the modified retrospective approach, and therefore the comparative information has not been restated and continues to be reported under IAS 17.

IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases (under 12 months) and leases of low value assets. IFRS 16 changes how the Company accounts for leases previously classified as operating leases under IAS 17, which were off-balance- sheet. Applying IFRS 16, for all leases, the Company:

recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of future lease payments;
recognizes depreciation of right-of-use assets on a straight-line basis and interest on lease liabilities in the consolidated statement of profit or loss; and
reports the total amount of cash paid, including both the principal portion and interest within financing activities in the consolidated statement of cash flows.

Lease incentives (e.g. tenant improvement allowance) are recognized as part of the measurement of the right-of-use (“ROU”) assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease incentive liability, amortized as a reduction of rental expense on a straight-line basis.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets.

FINANCIAL INSTRUMENTS

Please see Note 23, to the Company’s Annual Financial Statements for a full discussion of its financial instruments and risk management.

SUBSEQUENT EVENTS

Acquisition of the Ontario locations

See “Fiscal 2019 and Recent Highlights - Acquisitions” section above for further information.

Acquisition of the Assets of Flora and Tridelion

See “Fiscal 2019 and Recent Highlights - Acquisitions” section above for further information.

Conversion of LP Debentures

See “Fiscal 2019 and Recent Highlights - Financings” section above for further information.

Commitment Letter

See “Fiscal 2019 and Recent Highlights - Financings” section above for further information.

Bought Deal Private Placement – Green Acre Capital

See “Fiscal 2019 and Recent Highlights - Financings” section above for further information.

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COVID-19

Subsequent to the year ending, COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and Ontario. At the initial outset of the pandemic in mid-March, the Company experienced higher than normal sales, and sales have since normalized but may still be volatile. Although the Company’s services have been deemed an essential in the provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

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RISKS AND UNCERTAINTIES

The following are the specific and general risks that could affect the Company and its business. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Company’s most AIF, which, together with the risk factors below, do not necessarily constitute an exhaustive list.

Licences and Permits

The operations of the Company will require licences and permits from various Canadian or foreign, federal, provincial, state, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy, including any court or arbitration authority (collectively, “Governmental Authorities”). The Company currently has all permits and licences that it believes are necessary to carry on its current business operation with the intention of obtaining additional licences and permits for additional operations. The Company will require additional licences or permits in the future to achieve its intended operations and there can be no assurance that the Company will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licence or permit will be renewable on terms acceptable to the Company if and when required or that such existing licences and permits will not be revoked.

The Company may be required to obtain or renew further government permits and licences for its operations. Obtaining, amending or renewing the necessary governmental permits and licences can be a time-consuming process, potentially involving numerous regulatory agencies, and involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licences are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licences that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licences are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect which means, with respect to any party, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have an effect that is materially adverse to, the business, assets, liabilities (including contingent liabilities), conditions (financial or otherwise), prospects or results of operations of the party and its subsidiaries, as applicable, taken as a whole (“Material Adverse Effect”).

The Company will be dependent on its suppliers’ licences, or ability to obtain additional licences, which are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences or any failure to obtain or maintain such licences could have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantee that Health Canada and/or provincial regulators will issue, extend or renew these licences or, if issued, extended or renewed, that they will be issued, extended or renewed on terms that are favourable to the Company’s suppliers and the Company. Should Health Canada and/or provincial regulators not issue, extend or renew the licences or should they issue or renew the licences on terms that are less favourable to such supplier and the Company than anticipated, the business, financial condition and results of the operations of the Company could be materially adversely affected.

Changes in Laws, Regulations and Guidelines

The Cannabis Act became effective on October 17, 2018. However, uncertainty remains with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. There can be no assurance that the legalization of adult-use cannabis by the Canadian Federal Government will be carried out on the terms currently anticipated. Furthermore, the ultimate impact of the implementation of the legislative framework pertaining to the Canadian adult-use cannabis market remains uncertain. The impact of these new laws, regulations and guidelines on the business of the Company, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Company may experience adverse effects.

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The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Company’s business, financial condition and results of operation. In addition, the regulations under the Cannabis Act contemplate licences being granted for outdoor cultivation. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing.

Provincial governments in Canada have also implemented various regulatory regimes for the distribution and sale of cannabis for adult- use purposes. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will ultimately have the intended effect or remain in the current form or create the growth opportunities that are currently anticipated by the Company.

Compliance with Laws

The Company’s and many of its suppliers’ operations are subject to various laws, regulations and guidelines. The Company intends to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s interpretation of laws, regulations and guidelines, including, but not limited to the Controlled Drugs and Substances Act, the Cannabis Regulations, the Cannabis Act, the regulations thereunder, the various provincial regimes governing the sale of adult-use recreational cannabis (the “Provincial Regimes”) and applicable stock exchange rules and regulations may differ from those of others, and the Company’s and its suppliers’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by Governmental Authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company may significantly delay or impact the development and operations of the Company’s business, and could have a Material Adverse Effect on the business, results of operations and financial condition of the Company. Any potential non- compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Furthermore, any amendment to or replacement of the Cannabis Regulations, the Cannabis Act, the Provincial Regimes or other applicable rules and regulations governing the activities of the Company and its suppliers may cause adverse effects to the Company’s operations. The risks to the business of the Company or its suppliers associated with the decision to amend or replace the Cannabis Regulations, the Cannabis Act, any Provincial Regime and subsequent regulatory changes could reduce the potential customers of the Company and could materially and adversely affect the business, financial condition and results of operations of the Company.

It is unclear how certain regulatory bodies will interpret commercial agreements with respect to licensed retail cannabis operations. The Company intends to enter into commercial agreements in compliance with all applicable law, however, provincial regulators are continuing to update guidance on how cannabis retailers should interpret certain Provincial Regimes. In the event provincial regulators indicate that they shall interpret certain Provincial Regimes in a manner inconsistent with that of cannabis retailers, including, but not limited to the Company, this could result in the Company being unable to enter into certain commercial agreements or provide certain services which could have a Material Adverse Effect on the business, results or operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a Material Adverse Effect on the business, results of operations and financial condition of the Company.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a Material Adverse Effect on the Company.

Due to the nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a Material Adverse Effect on the Company. There are also risks to the business of the Company represented by court rulings or legislative changes.

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Being a Public Company May Increase Price Volatility

The Company’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Company’s shares. The increased price volatility could adversely affect the results of operations or financial condition.

The Requirements of Being a Public Company May Strain the Company’s Resources

As a reporting issuer, the Company, and its business activities, will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the exchange on which it would be listed and other applicable securities rules and regulations. Compliance with those rules and regulations will increase the Company’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Risks Relating to its Suppliers

In addition to the risk factors that may impact the business, operations and financial condition of the Company and its suppliers noted above, the risk factors contemplated herein may directly impact the business, operations and financial condition of the Company’s suppliers and, accordingly, may have an indirect Material Adverse Effect on the Company.

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Company to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, the Corporation’s financial condition and operating results. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition and operating results.

The facilities of the Company’s suppliers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect on the Company’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements, could also have an impact on the Company’s suppliers’ ability to continue operating under their licences or the prospect of renewing their licences or on the Company’s ability or willingness to sell product sourced from a supplier, which may have an adverse effect on the Company.

Furthermore, the Company’s suppliers may experience operational slowdowns or other barriers to operations as a result of protective measures associated with the COVID-19 pandemic and which may effect the ability of the Company to obtain and sell product sourced from a supplier, which may have an adverse effect on the Company.

Risks Inherent in Strategic Alliances

The Company may enter into strategic alliances with third parties that it believes will complement or augment its existing business. The Company’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could materially adversely affect the Company, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances in accordance with applicable laws. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities or otherwise materially adversely effect the Company, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all.

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Competition

The introduction of an adult-use model for cannabis production and distribution may impact the medical and/or adult-use cannabis market. The impact may be negative for the Company and could result in increased levels of competition in the adult-use cannabis market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories (through affiliated companies) and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. The Company is an early-stage company with little operational history. The ability of the Company to obtain all permits and licences required to carryout its business objectives as intended is uncertain. If the Company is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of the Company. Existing or future competition in the cannabis industry could materially adversely affect the Company’s prospects for growth.

Dependence on Key Management Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management as well as certain consultants (the “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate, and retain Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

U.S. Operations

On October 16, 2017, the TSX and TSXV provided clarity to TSX and TSXV-listed issuers with business activities in the cannabis sector. The TSX and TSXV noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX/TSXV requirements. These business activities may include (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S.; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX and TSXV reminded issuers that, among other things, should the TSX or TSXV, as applicable, find that a listed issuer is engaging in activities contrary to their respective requirements, the TSX or TSXV, as applicable, has the discretion to initiate a delisting review. Failure of the Company to comply with the applicable exchange requirements could have an adverse effect on the business of the Company.

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On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

Additional uncertainty arose on November 7, 2018, when Attorney General Jeff Sessions resigned at the request of President Trump. It is unclear what impact, if any, Mr. Sessions’ resignation will have on U.S. federal government enforcement policy on cannabis. On February 14, 2019, William Barr assumed the office as Attorney General. Mr. Barr is a former Attorney General under George H.W. Bush, with an anti-drug stance during his tenure. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by states to legalize cannabis but will not prosecute cannabis companies in states where cannabis was legalized under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Mr. Barr supported Mr. Sessions while Mr. Sessions ran the Department of Justice and Mr. Barr may take a similar approach to cannabis policy.

Additionally, the Rohrabacher-Farr Amendment (the “Amendment”) has been adopted by the Congress in successive budgets since 2015. The Amendment prohibits the U.S. Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Amendment was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and subsequently renewed on December 20, 2019 through the signing of the FY 2020 omnibus spending bill, effective through September 30, 2020.

The Company does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. Although focused on Canada, the Company will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the Company’s obligations pursuant to the policies of the TSXV.

Limited Operating History

The Company will have a limited history of operations and will be in the early stage of development as it attempts to create an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Company will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success. There is no assurance that the Company will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Company may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Company is expected to increase its capital investments as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases, the Company may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

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Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Company may be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (a) government regulations; (b) manufacturing standards; (c) federal and provincial healthcare fraud and abuse laws and regulations; or (d) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter such misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, such actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a Material Adverse Effect on the Company’s business, financial condition, results of operations or prospects.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will continue to undertake a number of procedures and has implemented and will continue to implement a number of safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Company under applicable law, in each case the Company cannot be certain that such measures will ensure that the Company maintains adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and could result in a Material Adverse Effect.

General Economic Risks

The Company’s operations could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the Company’s sales and profitability.

Any investors should further consider, among other factors, the Company’s prospects for success in light of the risks and uncertainties encountered by companies that, like the Company, are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of the Company’s business. The Company may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Company fails to do so, it could materially harm the Company’s business to the point of having to cease operations and could impair the value of the Company’s securities.

Liquidity and Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company’s ability to pursue its business objectives.

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Difficulty to Forecast

The Company will need to rely largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect on the business, results of operations and financial condition of the Company.

Cannabis Prices

The price of the Company’s shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of cannabis. There is currently no established market price for cannabis, and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a Material Adverse Effect on the Company.

The profitability of the Company may be directly related to the price of cannabis. The Company’s operating income may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Reputational Risk

The Company believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect on the demand within the cannabis industry, which could affect the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence on consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a Material Adverse Effect on the Company, the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

In addition, the parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. For example, the Company could receive a notification from a banker advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Company may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a Material Adverse Effect on the Company.

Management of Growth

The Company may be subject to growth-related risks. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to manage this growth may have a Material Adverse Effect on the Company’s business, financial condition, results of operations and growth prospects.

Equity Price Risk

The Company may be exposed to equity price risk as a result of holding long-term investments in other companies. Just as investing in the Company is inherent with risks such as those set out in the Company’s most recent AIF, by investing in these other companies, the Company may be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

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Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by Governmental Authorities internationally.

In the event that any of the Company’s proceeds, any dividends or distributions therefrom, or any profits or revenues accruing from operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a Material Adverse Effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a Material Adverse Effect on the Company.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Company, or the ability of the operators of the companies in which the Company will hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a Material Adverse Effect on the Company and the price of the Company’s securities could be adversely affected.

Credit and Liquidity Risk

The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (a) through suppliers of the Company which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those suppliers’ ability to perform their obligations under agreements with the Company; (b) through financial institutions that may hold the Company’s cash and cash equivalents; (c) through companies that will have payables to the Company; (d) through the Company’s insurance providers; (e) through the Company’s lenders, if any; and (f) the Company exercising its redemption right. The Company will also be exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the price of the Company’s shares could be adversely affected.

Litigation

The Company may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a Material Adverse Effect on the Company. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company. Securities litigation could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

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Hedging Risk

The Company may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Company from adverse changes in price fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Cybersecurity Risks

The information systems of the Company and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of the Company depend, in part, on how well networks, equipment, information technology (“IT”) systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of the Company.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company’s board of directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Operating Risks

Cannabis operations generally involve a high degree of risk. The Company’s suppliers will be subject to all of the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect one of the suppliers, it may (a) cause the cost of development or production to increase to a point where it would no longer be economically viable to produce cannabis; and (b) cause delays or stoppage of operations. The occurrence of either of the above-mentioned risks or hazards could have a Material Adverse Effect on the ability of the Company to carry out its business and the price of the Company’s securities.

Customer Acquisitions

The Company’s success depends, in part, on the Company’s ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the ability to continually source desirable product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a Material Adverse Effect on the Company’s business, operating results and financial condition.

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Constraints on Marketing Products

The development of the Company’s businesses and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected, which could have a materially adverse effect on the Company’s business, financial condition and operating results.

Risks Inherent in an Agricultural Business

The business of certain of the Company’s supplier involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and other similar agricultural risks. Weather conditions, which can vary substantially from year to year, have a significant impact on the size and quality of the harvest of the crops processed and sold by the Company’s suppliers. Significant fluctuations in the total harvest will impact the Company’s ability to operate. High degrees of quality variance can also affect the ability of the Company to obtain and retain customers. There can be no assurance that natural elements will not have a Material Adverse Effect on the production of products by the Company’s supplier, which may have a Material Adverse Effect on the Company.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company’s suppliers are recalled due to an alleged product defect or for any other reason, the Company may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company’s suppliers were subject to recall, the reputation of that product, the supplier and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Company.

Product Liability

As a seller of products designed to be ingested by humans, the Company will face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

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A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a Material Adverse Effect on the results of operations and financial condition of the Company. There can be no assurances that the Company or the Company’s suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Environmental and Employee Health and Safety Regulations

The Company’s operations may be subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, the Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or in restrictions on certain of the Company’s operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a Material Adverse Effect on the business, results of operations and financial condition of the Company.

Reliance on Key Inputs

Certain of the Company’s suppliers are dependent on a number of key inputs and their related costs including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of these suppliers. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of these suppliers, in which circumstance there could be a Materially Adverse Effect on the financial results of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of major capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the financial results of the Company.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Registration of the Corporation’s trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Corporation is pursuing or will pursue business opportunities and the validity of any registrations granted may subsequently be challenged by third parties. The outcome of these registration and validity challenge processes is unpredictable. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

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In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Vulnerability to Rising Energy Costs

Certain of the Company’s supplier’s growing operations consume considerable energy, making such suppliers vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of these suppliers and their ability to supply products to the Company at a reasonable rate, which could have a materially adverse effect on the Company’s business, financial condition and operating results.

Transportation Risks

The Company’s suppliers will depend on fast and efficient courier services. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company and/or the suppliers. Due to the nature of the business of the Company, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the business, financial condition and prospects of the Company. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada or other regulatory agencies, could also have an impact on the Company’s and/or its suppliers’ ability to continue operating.

Leases

The Company may enter into lease agreements for locations in respect of which at the time of entering such agreement, it does not have a permit or licence to sell cannabis products. In the event the Company is unable to obtain a permit and/or licence to sell cannabis products at such locations in compliance with applicable law, such leases may become a liability of the Company without a corresponding revenue stream (subject to stores where the Company may sell cannabis accessories only, in compliance with applicable law, or sub- lease to an alternative tenant). In the event that the Company is unable to obtain permits and/or licences at numerous locations for which it has or will have a lease obligation, this could have a material adverse effect on the Company’s business, financial conditions and operating results.

Restructuring costs

The Company implemented a restructuring plan to support long-term sales growth and profitability. Restructuring plans present significant potential risks that may impair our ability to achieve anticipated operating enhancements and/or cost reductions, or otherwise harm our business, including higher than anticipated costs in implementing our restructuring plan, as well as management distraction. As a part of overhead reduction, the Company has reduced corporate and operations headcount, including management and field employees. These reductions, as well as employee attrition, could result in the potential loss of specific knowledge relating to the Company, operations and industry that could be difficult to replace. Also, the Company now operates with fewer employees, who have assumed additional duties and responsibilities. The restructuring program and workforce changes may negatively impact communication, morale, management cohesiveness and effective decision-making, which could have an adverse impact on business operations, internal controls, customer experience, sales and results of operations. Despite these cost control plans, costs may continue to increase for the foreseeable future. Furthermore, the Company continues to make significant investments in its strategic initiatives. There can be no assurance that the Company’s strategic initiatives and cost control efforts will result in the increased profitability, cost savings or other benefits that were expected, which could have a material adverse effect on the Company’s business, financial condition and operating results.

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Epidemics/Pandemics

The Company faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. In December 2019, COVID- 19 emerged in China and the virus has now spread to several other countries, including Canada, and infections have been reported globally. On March 11, 2020, the World Health Organization declared that the outbreak of COVID-19 was a pandemic. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Company ‘s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Company.

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INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Annual Filings.” This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations.

Management has evaluated the effectiveness of the Company’s ICFR as at February 1, 2020. Based on this assessment, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that the Company’s ICFR were effective as at February 1, 2020.

During the fiscal year, the Company has significantly enhanced its internal controls. During the fiscal year, the Company performed a comprehensive review of its controls and procedures in order to be able to satisfy the requirements for graduating from the TSX Venture Exchange to the TSX. As a result of the review several enhancements were made to the Company’s DC&Ps.

The Company’s DC&P is designed to provide reasonable assurance that:

●	Material information relating to the Company is made known to the Company’s certifying officers by others, particularly during the period in which the interim filings are being prepared.

●	Information required to be disclosed by the Company in its annual filings, interim filings and other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

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OUTLOOK

Fire & Flower is committed to delivering on its targets. The Company reached 45 cannabis retail stores several weeks in advance of the end of the 2019 fiscal year. Achieving this aggressive goal is a testament to the Company’s discipline, deep retail experience and strong management team.

Headwinds continue to persist in the cannabis industry, and COVID-19 has only added to the challenges the Company and the industry as a whole will likely face. Despite these challenges, the Company has demonstrated its resiliency, agility and innovative capability.

Rapidly deploying Spark FastlaneTM, online payment, curbside pickup and Spark Rapid Delivery services where permitted, the Company’s has quickly adapted to maintain business continuity to provide access to safe, legal cannabis in ways that protect public health during the COVID-19 pandemic. This is a very positive step in the Company’s ability to compete with the incumbent illegal, unregulated market which poses an additional threat to public health during this pandemic.

The ability to source financing from ATB Financial and the Private Placements at reasonable costs while capital markets have tightened is a testament that financial institutions continue to be impressed by the Company’s track record and prospects amidst uncertainty for many other cannabis companies. With this financing secured, the Company’s financial position is strengthened, enabling it to continue to deliver on its growth plan for cannabis retail stores across Canada, with an emphasis on the Ontario market.

The Company’s discipline and drive for profitability also requires tough decisions. The enacting of the Company’s restructuring program and the closing of the three retail stores was not made lightly. However, these actions were taken to ensure growth is sustainable and that the Company is maximizing its resources.

One of the key differentiators and drivers of the Company’s business has and continues to be the Hifyre™ Digital Retail and Analytics Platform. The Hifyre™ Digital Retail and Analytics Platform prepared the Company to rapidly deploy innovative business solutions before and during the current public health crisis. As the Company looks into the future, Hifyre will allow the Company to continue to capture additional high margin revenue opportunities including through its Strategic License Agreement with Cova in emerging domestic and international cannabis markets.

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